Superior Plus

Leanne E. Likness
Corporate Secretary
Direct Telephone: (403) 218-2954
Direct Facsimile: (403) 218-2973
E-mail: llikness@superiorplus.com

January 11, 2008

SEC Mail Processing Section
JAN 22 2008
Washington, DC

Securities and Exchange Commissio[redacted]
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

08000443

Dear Sir or Madam:

SUPPL

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the January 10, 2008 news release, January 2008 Cash Distribution; and the January 7, 2008 release Superior Plus Signs Long-Term Natural Gas Supply Agreement.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

Leanne E. Likness
Superior Plus Income Fund
Corporate Secretary

PROCESSED
JAN 30 2008
THOMSON FINANCIAL

enc.
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Superior Plus Income Fund | 2820, 605 – 5 Avenue SW, Calgary, Alberta T2P 3H5, Canada | Tel: 403-218-2970, Fax: 403-218-2973 | Toll Free: 866-490-PLUS, Web: www.superiorplus.com

Superior Plus

NEWS

TSX:SPF.UN
Calgary, January 7, 2008

For Immediate Release

Superior Plus Signs Long-Term Natural Gas Supply Agreement

CALGARY, January 07, 2008 /CNW/ - Superior Plus Income Fund (the "Fund") announced today that its wholly owned indirect subsidiary Superior Energy Management Gas LP ("SEM") has entered into a long-term natural gas supply agreement with Constellation Energy Commodities Group, Inc. ("Constellation"), a major North American energy provider.

Under the terms of the agreement, Constellation will supply natural gas to support SEM's fixed-priced natural gas marketing business. The deal is structured with an initial term of five years and may renew annually thereafter. During the term of the agreement, SEM will purchase natural gas from Constellation for customer contracts of terms up to five years.

Grant Billing, CEO Superior Plus stated: "We are very pleased to have entered into this arrangement which will provide the Fund with dependable, long-term fixed-price natural gas supply for Superior Energy Management. The agreement with Constellation provides increased physical and financial capacity for our energy marketing services business. We now have established strong partnerships for both natural gas and electricity supply which will support Superior Energy Management's long-term growth objectives and help the Fund increase unitholder value over the long-term."

"Today's announcement positions Superior Energy Management to implement the next phase of our growth strategy" said Greg McCamus, President of SEM. "Our high-quality sales team, enhanced support infrastructure and long-term natural gas supply agreement with Constellation provide SEM with an exciting platform for growth."

About Superior Plus and the Fund

Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus is focused on stability of distributions with value growth and has four Canadian based operating divisions: Superior Propane is Canada's largest distributor of propane, related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries, a regional Midwest supplier of chloralkali products and the third largest producer of potassium products in North America; Winroc is the seventh largest distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed-price natural gas supply services in British Columbia, Ontario and Quebec and fixed-price electricity supply services in Ontario.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	87.3 million
SPF.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPF.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587); or with respect to DRIP inquiries, Leanne Likness, Corporate Secretary, Tel: (403) 218-2954 / Fax: (403) 218-2973, E-mail: llikness@superiorplus.com.

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus

NEWS

TSX:SPF.UN
Calgary, January 10, 2008

For Immediate Release

January 2008 Cash Distribution

January 2008 Cash Distribution - $0.13 per Trust Unit

Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of January 2008 of $0.13 per trust unit payable on February 15, 2008. The record date is January 31, 2008 and the ex-distribution date will be January 29, 2008. The Fund's current annualized cash distribution rate is $1.56 per trust unit.

For tax purposes, the distributions are expected to substantially be taxable as "other income" to Unitholders. The final tax components will be confirmed after year-end during the tax reporting season. A summary of cash distributions since inception and tax information is posted under the Investor Information section of the Fund's website at: www.superiorplus.com.

DRIP

The Fund has a Distribution Reinvestment Plan ("DRIP") available to its Unitholders. The DRIP allows participants to have their monthly cash distributions reinvested in additional units of the Fund at an effective discount of 5% to the Fund's market price. The DRIP program offers Unitholders the opportunity to steadily increase their ownership in the Fund without commissions or brokerage fees. Further information on the DRIP is posted on the Fund's website. Unitholders whose units are registered in the name of an investment banker, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to enrol in the plan.

About Superior Plus and the Fund

Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus is focused on stability of distributions with value growth and has four Canadian based operating divisions: Superior Propane is Canada's largest distributor of propane, related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries and a regional Midwest supplier of chloralkali and potassium products; Winroc is the seventh largest distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed-price natural gas supply services in Ontario, Quebec, and British Columbia along with fixed-price electricity supply services in Ontario.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	87.6 million
SPF.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPF.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587); or with respect to DRIP inquiries, Leanne Likness, Corporate Secretary, Tel: (403) 218-2954 / Fax: (403) 218-2973, E-mail: llikness@superiorplus.com.

Superior Plus

Leanne E. Likness
Corporate Secretary
Direct Telephone: (403) 218-2954
Direct Facsimile: (403) 218-2973
E-mail: llikness@superiorplus.com

January 11, 2008

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the January 10, 2008 news release, January 2008 Cash Distribution; and the January 7, 2008 release Superior Plus Signs Long-Term Natural Gas Supply Agreement.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

Leanne E. Likness
Superior Plus Income Fund
Corporate Secretary

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END